Exhibit 1.01

AtriCure, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, 3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

1.	Company Overview

AtriCure, Inc. (the Company, AtriCure, we, or our) was incorporated in the State of Delaware on October 31, 2000. The Company is a medical device company providing innovative atrial fibrillation (Afib) solutions designed to produce superior outcomes that reduce the economic and social burden of atrial fibrillation. The Company sells cardiac tissue ablation and left atrial appendage exclusion devices to hospitals globally through a direct sales force and distributors. An analysis of AtriCure products found that 3TG can be found in AtriCure’s devices. Therefore, the products that AtriCure manufactures are subject to the reporting obligations of Rule 13p-1.

2.	Products and Facilities Overview

AtriCure’s product lines are classified as follows:

Synergy Ablation System and Related Radio Frequency (RF)_Ablation Devices. Our Isolator Synergy Ablation System and related RF devices, such as our multifunctional pens, represent our primary product line. Physicians may elect to use the Isolator Synergy System and related RF devices in both open and minimally invasive procedures.

Estech Radio Frequency Ablation Devices. Physicians may elect to use the COBRA ablation devices and related RF devices in both open and minimally invasive procedures.

Cryoablation System. Our cryoablation offering consists of our cryoICE BOX generator along with a range of cryoICE single use and reusable cryosurgery probes. The cryoICE cryoablation system is used to ablate cardiac tissue for the treatment of cardiac arrhythmias, and to provide temporary pain relief to thoracic surgery patients via ablation of peripheral nerves.

AtriClip System. Our AtriClip system is designed to exclude the left atrial appendage by mechanically clamping the appendage from the outside, eliminating blood flow between the left atrial appendage and the atrium while avoiding contact with circulating blood.

We manufacture a substantial majority of the disposable and implantable products we sell and generally purchase items that would be deemed capital equipment. We inspect, assemble, test and package our products in West Chester, Ohio, and our products are sterilized by third-party sterilizers at their facilities.

3.	Reasonable Country of Origin Inquiry (RCOI)

AtriCure conducted a good faith reasonable country of origin inquiry of its suppliers and has been unable to determine the origin of all of the 3TG used in its devices.

4.	Due Diligence Process

The Company has looked to industry guidelines to help establish its programs such as the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (CFSI) that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The Company intends to further develop transparency into its supply chain by further leveraging the industry standard CFSI program and continuing outreach efforts to suppliers, but it will take time for some of AtriCure’s suppliers to verify the origin of all of the minerals due to the breadth and complexity of the supply chain.

The Company’s due diligence efforts have been developed in conjunction with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum, and tungsten. The Company introduced and continues to develop a supply chain transparency process to attempt to identify the sources of the 3TG used in its products and to gather information about supplier conflict-free policies.